Paul D. Chestovich, Esq.

Paul D. Chestovich, Esq. 1800 Goodrich Avenue Saint Paul, MN 55104 Phone: (651) 235-7536 E-Mail: pdchestovich@gmail.com

October 29, 2019

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

RE:	Mill City Ventures III, Ltd.

Preliminary Proxy Statement filed on October 15, 2019

Dear Mr. Williamson:

Together with this correspondence, we are filing a revised preliminary proxy statement (the “Revised Proxy”). Below please find our responses to the comments relayed to us orally, together with your related comments in bold.

1.	We note that you are eliminating the reverse stock split and that you plan to dispose of investment securities to fall outside the definition of an investment company. Without expressing a view as to substance, please ensure your disclosure fully reflects your intentions and the implications to investors. In this respect, please ensure investors understand the steps and timing associated with this as the loss of investor protections associated with the 1940 Act and/or significant changes and investment risks. Pls confirm that all necessary 1940 Act approvals will be secured prior to implementing this course of action.

We have reviewed the proxy statement and made revisions to the Revised Proxy to address your comments. In addition, we confirm that we will obtain all required 1940 Act approvals prior to implementing the intended course of action.

2.	We note your response to prior comment 1. Please provide additional details and legal analysis so that we can understand the conclusions you reached and presented to us in your response.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

October 29, 2019

•	Southern Plains Resources, Inc. – With regard to Southern Plains Resources, the first transaction occurred in March 2013 in connection with the winding down of a private predecessor fund (i.e., the securities of Southern Plains Resources were purchased from the predecessor fund) and the purchase was made at the cost basis of the selling predecessor fund. The decision of the predecessor fund to sell was made by a liquidating agent appointed as the principal of the general partner of the predecessor fund (which appointment occurred in connection with the surrender of all ownership in such general partner by the affiliates of Mill City) in connection with the liquidation and winding up of that fund. The sale did not generate any fees or “carry” or other remuneration to the liquidating agent or to the principals of the selling fund or Mill City. These steps were taken to remove the appearance and self-dealing and conflict of interest, to eliminate any compensation arising from the transaction, to comply with the spirit (albeit not the letter) of exemptions existing under Rule 17a-7, and to technically remove the Mill City principals from both sides of the transaction (through their surrender of interests in the predecessor’s general partner entity). Based on these potential issues, the decision was made to have the transaction approved by a majority of the directors on the board who were not “interested persons” as a precaution and a best practice in light of the what appeared to be conflicts.

The second transaction occurred as part of a private stock offering made by Southern Plains Resources in July 2013. In this regard, management of Southern Plains Resources approached Mill City’s management, due to the fact that they were then a shareholder of Southern Plains Resources, in connection with a financing transaction offered to then-existing shareholders. Mill City management brought this transaction to the Board of Directors for their review and approval. The Board of Directors was advised that, because the original investment had originated with a predecessor fund, the safest course of action and best practice was to approve the new investment only with the approval of a majority of the directors on the board who were not “interested persons” under the 1940 Act.

These transactions were reviewed by the Office of Compliance Inspections and Examinations as part of their periodic examination of Mill City commenced over six year ago in July 2013.

•	Creative Realities, Inc. – In July 2014, WR Holdings, LLC purchased a secured convertible promissory note (in principal amount of $400,000) issued by Creative Realities and received a warrant to purchase common shares of Creative Realities in connection therewith. WR Holdings, LLC is a Minnesota limited liability company owned 50-50% by Messrs. Polinsky and Geraci, who are the executive management of Mill City. The investment opportunity was not brought before Mill City and its board due to the fact that the Mill City board had earlier adopted a policy of not pursuing investment opportunities that were smaller than $400,000. This policy decision was based in part upon the goals that management and the board had set for Mill City’s investment portfolio and in part upon the desire to not spend time and resources conducting due-diligence and regulatory procedures for investment opportunities that were considered too small. The warrant issued to WR Holdings, LLC was subsequently exchanged for a new warrant (with a cashless exercise feature) that was issued to Lantern Advisers, LLC. Lantern Advisers, LLC is a Minnesota limited liability company owned 50-50% by Messrs. Polinsky and Geraci. The original secured convertible promissory note issued to WR Holdings was paid off by Creative Realities in August 2014.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

October 29, 2019

In February 2015, Creative Realities approached Mill City with a separate investment opportunity after having been introduced to Mill City. This investment opportunity was for a different series of secured convertible debt with warrants. The Board of Directors was advised by counsel that this second investment should be approved by Mill City’s board only with the approval of a majority of the directors who were not “interested persons” under the 1940 Act. This recommendation was made due to the fact that the principals had invested in the same issuer approximately seven months earlier. This process was employed to elicit full disclosure to the board of such fact, and as a precaution against an argument that the second transaction was undertaken as part of a planned or understood “joint transaction” that is prohibited under Section 57(a)(4) of the 1940 Act.

These transactions were reviewed by the Office of Compliance Inspections and Examinations as part of their periodic examination of Mill City, which commenced in 2018 and was closed this summer.

•	Loan to Shareholder – In August 2018, Mill City loaned an existing shareholder $250,000. This loan was secured by a pledge of Mill City shares. The shareholder-borrower in this transaction beneficially owns approximately 16.85% of Mill City’s common stock. This fact makes the shareholder-borrower an non-controlling “affiliate” of Mill City because he beneficially owns more than 5% of Mill City’s common stock. Under Section 2(a)(3) of the 1940, an “affiliate” of Mill City includes any person beneficially holding 5% or more of Mill City’s common stock. Under Section 2(a)(9) of the 1940 Act, an affiliate is presumed to have “control” of Mill City if it beneficially holds 25% or more of Mill City’s common stock. In this case, there were no other indicia of “control” (whether by contract, arrangement, structure, actual practice, understanding or otherwise) to impute or reasonably conclude that the shareholder-borrower had “control” over Mill City. Accordingly, under these facts Section 57(f) of the 1940 Act permits a BDC to enter into a transaction with a shareholder who is an “affiliate” (but who does not have “control” over the BDC) with the approving vote of a majority of the directors on the board who are not “interested persons.” Accordingly, the board was advised of this fact and, after review and discussion, a majority of the directors who were not interested persons approved the transaction in compliance with Section 57(f).

This transaction was disclosed to the Office of Compliance Inspections and Examinations as part of their most recent periodic examination of Mill City, which commenced in 2018 and was closed this summer.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

October 29, 2019

Thank you in advance for reviewing our Revised Proxy and this correspondence. Please contact me at (651) 235-7536 or by email if you have further comments to our filing.

Best regards,

Paul D. Chestovich, Esq.